Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company
New Gold Inc.
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change
April 13, 2010

3.	News Release
A news release with respect to the material change referred to in this report was issued on April 13, 2010 and subsequently filed on SEDAR and EDGAR.

4.	Summary of Material Change

On April 13, 2010, New Gold Inc. announced that the closing of the previously disclosed sale of its Brazilian subsidiary Mineração Pedra Branca do Amapari Ltda., which holds the Amapari mine and related assets, to Beadell Resources Limited.

5.	Full Description of Material Change

(All figures are in US dollars unless otherwise indicated)

On April 13, 2010, New Gold Inc. (“New Gold”) announced that the closing of the previously disclosed sale of its Brazilian subsidiary Mineração Pedra Branca do Amapari Ltda. (“MPBA”), which holds the Amapari mine and related assets, to Beadell Resources Limited (“Beadell”). New Gold received $37 million in cash and $16 million in Beadell shares for total consideration of $53 million from the sale of MPBA, resulting in New Gold holding approximately 19.5% of Beadell’s shares outstanding.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
For further information, contact Susan Toews, VP Legal Affairs and Corporate Secretary of New Gold Inc. at (604) 639-2003.

9.	Date of Report
April 13, 2010